SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL

Shareholders of
Companhia Siderúrgica Nacional

The Management of Companhia Siderúrgica Nacional submits to its Shareholders the proposal for the allocation of net income related to the fiscal year ended on December 31, 2008 in the amount of R$4,675,526,467.07 adjusted by (i) the addition of R$296,744.93 and R$56,226.02 deriving from dividends and interest on equity assigned, respectively and (ii) the deduction of R$22,302,366.68 deriving from adjustments of Law 11,638/2007, amounting to R$4,653,577,071.34 to be allocated.

As provided for in CSN’s Bylaws, the Company shall distribute as dividend, every fiscal year, at least, twenty-five per cent (25%) of the net income for the year, pursuant to Article 202 of Law 6,404 of December 15, 1976.

The Company has already declared the early distribution of dividends based on the profits earned in the balance sheet drawn up on June 30, 2008, in the total amount of R$1,660,000,000.00. These declarations of early distribution of dividends already include the minimum mandatory dividend.

Thus, the allocation proposal is the following:

a)   pay the amount of R$268,405,382.00, as Interest on Equity, corresponding to the gross amount of R$0.353784 per share, and except for the immune and exempted shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax,  rate which shall not be applied to those shareholders domiciled in the country who do not assess income or assess it at the maximum rate lower than twenty per cent (20%). In this case, they are subject to a twenty-five per cent (25%) withholding income tax, as provided for by Article 8 of Law 9,779/99;

b)   ratify the declaration of early distribution of dividends approved by the Board of Directors on August 12, 2008, in the amount of one hundred, sixty million reais (R$160,000,000.00), corresponding to R$0.207935 per share,  and on March 24, 2009, in the amount of one billion, five hundred million reais (R$1,500,000,000.00), corresponding to R$1.977146 per share.

c)   establish an investment reserve to meet the investments projects covered by the Capital Budget for the current year, to be approved by the General Meeting, which will comprise, among other investments, the Company’s expansion projects and new businesses.

d)   considering that the maximum limit of the legal reserve has already been attained, no amount shall be allocated to such reserve.

It is worth mentioning that the Management Report on the Company’s social business and the main administrative facts for the year ended, a copy of the Financial Statements and respective notes, as well as the independent auditors’ opinion are available to shareholders as of March 30, 2009, on the website of the Brazilian Securities and Exchange Commission  (“CVM”) (www.cvm.gov.br), on the Company’s website (www.csn.com.br) and published in the newspapers Gazeta Mercantil and Jornal do Commercio (RJ) on March 30, 2009 and in the Official Gazette of the State of Rio de Janeiro, on April 1, 2009.

Managers attending the Meeting may provide all the clarifications the shareholders deem necessary for their decision.

Rio de Janeiro, April 14, 2009

BENJAMIN STEINBRUCH
Chairman of the Board of Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.